UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

———————

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   August 5, 2008



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway **Decatur, Illinois**	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   Results of Operations and Financial Condition.

On August 5, 2008, Archer-Daniels-Midland Company (ADM) issued a press release announcing fourth quarter and annual results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated August 5, 2008 announcing fourth quarter and annual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: August 5, 2008   By   /s/ David J. Smith
                                    David J. Smith
                                    Executive Vice President, Secretary and
                                     General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated August 5, 2008



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Illinois 62526

News Release

FOR IMMEDIATE RELEASE   **August 5, 2008**

ARCHER DANIELS MIDLAND REPORTS ANNUAL RESULTS
Segment operating profit hits new record of $ 3.4 billion

► **Net earnings for the year ended June 30, 2008 decreased 17 % to $ 1.8 billion - $ 2.79 per share from $ 2.2 billion - $ 3.30 per share. Net earnings for the year ended June 30, 2007 include after-tax gains on asset sales of $ 665 million - $ 1.01 per share.**

► **Net sales and other operating income for the year ended June 30, 2008 increased 59 % to $ 69.8 billion from $ 44.0 billion last year due principally to higher average selling prices resulting primarily from increases in underlying commodity costs.**

► **Segment operating profit hit a new record of $ 3.4 billion for the year, up $ 280 million from fiscal 2007 due principally to improved operating results of Agricultural Services and crushing and origination earnings in Oilseeds Processing.**

"ADM's 2008 results demonstrate the ability of our people to leverage our global assets against an exceptional set of opportunities" said Patricia Woertz, Chairman and CEO. "We had an outstanding year, highlighted by record segment operating profit. ADM met the needs of food, feed, fuel and industrial customers even as strong demand for crops and commodities challenged the global supply chain."

► **Financial Highlights** (Amounts in millions, except per share data and percentages)

	THREE MONTHS ENDED			TWELVE MONTHS ENDED		
	6/30/08	6/30/07	% CHANGE	6/30/08	6/30/07	% CHANGE
Net sales and other operating income	$ 21,784	$ 12,214	78%	$ 69,816	$ 44,018	59%
Segment operating profit	$ 777	$ 1,152	(33)%	$ 3,441	$ 3,161	9%
Net earnings	$ 372	$ 955	(61)%	$ 1,802	$ 2,162	(17)%
Earnings per share	$ .58	$ 1.47	(61)%	$ 2.79	$ 3.30	(15)%
Average number of shares outstanding	647	648	–	646	656	(2)%

► **Net earnings for the fourth quarter decreased $ 583 million to $ 372 million - $ .58 per share from $ 955 million - $ 1.47 per share last year. Net earnings for the quarter ended June 30, 2007 includes after-tax gains on asset sales of $ 616 million - $ .95 per share.**

► **Net sales and other operating income increased 78 % to $ 21.8 billion for the quarter ended June 30, 2008, due principally to higher average selling prices resulting primarily from increases in underlying commodity costs.**

► **Segment operating profit for the quarter decreased 33 % to $ 777 million. This decrease was due primarily to gains on asset sales in the prior year fourth quarter.**

- Oilseeds Processing operating profit decreased as fourth quarter 2007 results included a $ 440 million gain related to the exchange of the Company's interests in certain Chinese joint ventures for shares in Wilmar International Ltd. Global demand for vegetable oil and protein meal continued to be strong.

- Corn Processing operating profit increased due primarily to increased ethanol sales volumes and higher average selling prices of Sweeteners and Starches.

- Agricultural Services operating profit decreased due principally to the $ 153 million gain on the sale of the Company's investment in Agricore United recognized in the fourth quarter of 2007 partially offset by increased sales volumes and margins.

Discussion of Operations

Net sales and other operating income increased 78 % to $ 21.8 billion for the quarter and 59 % to $ 69.8 billion for the twelve months. For both the quarter and year, higher selling prices resulting primarily from sharp rises in underlying commodity costs accounted for approximately 90 % of the increase while higher sales volumes, principally ethanol and merchandised oilseeds and grains, accounted for the remaining 10 % increase.

A summary of segment operating profit and net earnings is as follows:

	Three months ended June 30			Twelve months ended June 30		
	2008	2007	Change	2008	2007	Change
	(in millions)					
Oilseeds Processing	$ 375	$ 592	$(217)	$1,040	$1,139	$ (99)
Corn Processing	262	229	33	961	1,105	(144)
Agricultural Services	106	246	(140)	1,017	538	479
Other	34	85	(51)	423	379	44
Segment operating profit	777	1,152	(375)	3,441	3,161	280
Corporate	(238)	242	(480)	(817)	(7)	(810)
Earnings before income taxes	539	1,394	(855)	2,624	3,154	(530)
Income taxes	(167)	(439)	272	(822)	(992)	170
Net earnings	$ 372	$ 955	$(583)	$1,802	$2,162	$(360)

Net earnings decreased $ 583 million for the quarter and $ 360 million for the twelve months due principally to the impact on Earnings before income taxes of $ 967 million and $ 1.042 billion of gains related to asset disposals recognized in the fourth quarter and twelve months of 2007, respectively. In addition, Corporate results decreased due to charges related to LIFO inventory valuations which increased from $ 60 million to $ 198 million for the quarter and from $ 207 million to $ 569 million for the year. Income taxes decreased $ 272 million for the quarter and $ 170 million for the twelve months due principally to decreased income before tax.

Oilseeds Processing Operating Profit

	Three months ended June 30			Twelve months ended June 30		
	2008	2007	Change	2008	2007	Change
	(in millions)					
Crushing and origination	$276	$ 80	$ 196	$ 727	$ 414	$ 313
Refining, packaging, biodiesel and other	34	45	(11)	181	202	(21)
Asia	65	467	(402)	132	523	(391)
Total Oilseeds Processing	$375	$592	$(217)	$1,040	$1,139	$ (99)

Oilseeds Processing operating profit decreased $ 217 million for the quarter and $ 99 million for the twelve months due principally to the $ 440 million gain in last year's quarter related to the exchange of the Company's interests in certain Chinese joint ventures for shares in Wilmar International Ltd., partially offset by improved global processing margins. Crushing and origination results increased $ 196 million for the quarter and $ 313 million for the twelve months due to increased operating margins from continuing strong global demand for protein meal and vegetable oil and to higher volumes and margins related to origination and fertilizer operations. Refining, packaging, biodiesel and other results decreased $ 11 million for the quarter and $ 21 million for the twelve months due principally to asset impairment charges of $ 9 million for the quarter and $ 27 million for the year. Last year's twelve months refining, packaging, biodiesel and other results include a $ 14 million gain from business disposals.

Corn Processing Operating Profit

	Three months Ended June 30			Twelve months ended June 30		
	2008	2007	Change	2008	2007	Change
	(in millions)					
Sweeteners and starches	$120	$105	$15	$529	$ 509	$ 20
Bioproducts	142	124	18	432	596	(164)
Total Corn Processing	$262	$229	$33	$961	$1,105	$(144)

Corn Processing operating profit increased $ 33 million for the quarter and decreased $ 144 million for the twelve months. Average selling prices for sweeteners and starches increased for both the quarter and twelve months while average ethanol selling prices decreased slightly. Ethanol sales volumes increased for both the quarter and the twelve months due to good demand and improved gasoline blending economics. Ethanol sales volumes also increased due to additional sales of merchandised product. Net corn costs were relatively unchanged for the quarter but were higher for the year. Manufacturing costs increased for both the quarter and twelve months due principally to higher energy-related costs.

Agricultural Services Operating Profit

	Three months ended June 30			Twelve months ended June 30		
	2008	2007	Change	2008	2007	Change
	(in millions)					
Merchandising and handling	$ 88	$232	$(144)	$ 873	$382	$491
Transportation	18	14	4	144	156	(12)
Total Agricultural Services	$106	$246	$(140)	$1,017	$538	$479

Agricultural Services results decreased $ 140 million for the quarter due primarily to last year's $ 153 million gain resulting from the sale of the Company's interest in Agricore United. Agricultural Services results increased $ 479 million for the twelve months due principally to enhanced merchandising and handling margins caused by the highly volatile grain markets and favorable risk management results partially offset by higher operating costs and last year's $ 153 million gain from the Agricore United disposal.

Other Operating Profit

	Three months ended June 30			Twelve months ended June 30		
	2008	2007	Change	2008	2007	Change
	(in millions)					
Wheat, cocoa and malt	$12	$33	$(21)	$217	$209	$ 8
Financial	22	52	(30)	206	170	36
Total Other	$34	$85	$(51)	$423	$379	$44

Other operating profit decreased $ 51 million for the quarter and increased $ 44 million for the twelve months. Wheat, cocoa and malt operations declined $ 21 million for the quarter and increased $ 8 million for the twelve months due principally to lower equity earnings of affiliates and decreased cocoa processing margins, partially offset by improved malt operating margins. Last year's twelve month results include a $ 39 million gain from business disposals. Financial earnings declined $ 30 million for the quarter due primarily to lower valuations of the Company's managed fund investments. Financial earnings increased $ 36 million for the twelve months due principally to higher brokerage services income.

Corporate Results

	Three months ended June 30			Twelve months ended June 30		
	2008	2007	Change	2008	2007	Change
	(in millions)					
LIFO (charge)	$(198)	$ (60)	$(138)	$(569)	$(207)	$(362)
Investment (expense) income	(3)	26	(29)	85	78	7
Charge on debt repurchase	–	(46)	46	–	(46)	46
Gain on security transactions	–	363	(363)	3	374	(371)
Corporate costs	(54)	(41)	(13)	(262)	(211)	(51)
Other	17	–	17	(74)	5	(79)
Total Corporate	$(238)	$242	$(480)	$(817)	$ (7)	$(810)

Corporate results decreased $ 480 million for the quarter and $ 810 million for the year due principally to increases in LIFO charges of $ 138 million for the quarter and $ 362 million for the year and to securities gains recorded in the prior year of $ 363 million and $ 374 million for the fourth quarter and year respectively. Corporate costs increased $ 13 million for the quarter and $ 51 million for the year due principally to increased reorganization and realignment costs. Other principally represents the elimination of after-tax earnings of minority interests.

Conference Call Information

Archer Daniels Midland Company will host a conference call and audio Web cast at 8:00 a.m. Central Time on Tuesday, August 5, 2008 to discuss financial results and provide a Company update. In addition, a financial summary slide presentation will be available to download approximately 60 minutes prior to the start of the call. To listen to the call via the Internet or to download the slide presentation, go to www.admworld.com/webcast. To listen by telephone, dial 800-591-6930 or 617-614-4908; the access code is 64043411. Replay of the call will be available beginning August 5, 2008, at 10:00 a.m. Central Time and ending August 12, 2008. To listen to the replay by telephone, dial 888-286-8010 or 617-801-6888; the access code is 50224032. To listen to the replay online, visit www.admworld.com/webcast.

Every day, the 27,000 people of Archer Daniels Midland Company turn crops into renewable products that meet the demands of a growing world. At more than 240 processing plants, we convert corn, oilseeds, wheat and cocoa into products for food, animal feed, chemical and energy uses. We operate the world's premier crop origination and transportation network, connecting crops and markets in more than 60 countries. Our global headquarters is in Decatur, Illinois, and our net sales for the fiscal year ended June 30, 2008, were $70 billion. For more information about our Company and our products, visit www.admworld.com.

Contacts:

David Weintraub

Director, External Communications

217/424-5413

Dwight Grimestad

Vice President, Investor Relations

217/424-4586

(Financial Tables Follow)

August 5, 2008

Archer Daniels Midland Company
Consolidated Statements of Earnings
(unaudited)

	Three months ended June 30		Twelve months ended June 30	
	2008	2007	2008	2007
	(in millions, except per share amounts)			
Net sales and other operating income	$ 21,784	$ 12,214	$ 69,816	$ 44,018
Cost of products sold	20,977	11,496	65,974	40,781
Gross profit	807	718	3,842	3,237
Selling, general and administrative expenses	347	293	1,419	1,195
Other (income) expense – net*	(79)	(969)	(201)	(1,112)
Earnings before income taxes	539	1,394	2,624	3,154
Income taxes	167	439	822	992
Net earnings	$ 372	$ 955	$ 1,802	$ 2,162
Diluted earnings per common share	$ .58	$ 1.47	$ 2.79	$ 3.30
Average number of shares outstanding	647	648	646	656

*Other (income) expense - net				
Interest expense	$ 139	$ 111	$ 477	$ 434
Investment income	(66)	(65)	(269)	(257)
Charge on debt repurchase	–	46	–	46
Net gain on marketable securities	(1)	(369)	(38)	(393)
(Gain) loss on sales and exchanges of businesses	–	(598)	(17)	(649)
Equity in earnings of unconsolidated affiliates	(128)	(86)	(415)	(294)
Other – net	(23)	(8)	61	1
	$ (79)	$ (969)	$ (201)	$ (1,112)

Archer Daniels Midland Company
Segment Operating Analysis
(unaudited)

	Three months ended June 30		Twelve months ended June 30	
	2008	2007	2008	2007
	(in millions)			
Net sales and other operating income				
Oilseeds Processing	$ 7,692	$ 4,112	$ 23,279	$ 13,943
Corn Processing	2,125	1,572	7,137	5,825
Agricultural Services	10,417	5,545	33,968	20,419
Other	1,550	985	5,432	3,831
Total net sales and other operating income	$ 21,784	$ 12,214	$ 69,816	$ 44,018

	Three months ended June 30		Twelve months ended June 30	
	2008	2007	2008	2007
	(in millions)			
Segment operating profit				
Oilseeds Processing [1] [2]	$ 375	$ 592	$ 1,040	$ 1,139
Corn Processing [1]	262	229	961	1,105
Agricultural Services [2]	106	246	1,017	538
Other [1] [2]	34	85	423	379
Total segment operating profit	$ 777	$ 1,152	$ 3,441	$ 3,161

	Three months ended June 30		Twelve months ended June 30	
	2008	2007	2008	2007
	(in 000s metric tons)			
Processing volumes				
Oilseeds Processing	7,248	7,135	29,531	28,439
Corn Processing	4,394	4,495	17,666	18,043
Wheat, cocoa and malt	2,043	1,999	8,283	8,132
Total processing volumes	13,685	13,629	55,480	54,614

[1] Includes asset impairment charges in Oilseeds of $10 million for the quarter ended June 30, 2008 and $5 million for the quarter ended June 30, 2007. Includes asset impairment charges in Corn of $14 million for the quarter ended June 30, 2007. Includes asset impairment charges in Oilseeds of $28 million for the year ended June 30, 2008 and $6 million for the year ended June 30, 2007. Includes asset impairment charges in Corn of $2 million for the year ended June 30, 2008 and $15 million for the year ended June 30, 2007. Includes asset impairment charges in Other of $2 million for the year ended June 30, 2008.

[2] Includes a $440 million gain on asset and business disposals in Oilseeds for the quarter and $ 454 million for the year ended June 30, 2007. Includes a $158 million gain on asset and business disposals in Agricultural Services for the quarter and year ended June 30, 2007. Includes a $5 million gain on asset and business disposals in Other for the quarter ended June 30, 2008 and $6 million gain for the quarter ended June 30, 2007. Includes a $5 million gain on asset and business disposals in Other for the year ended June 30, 2008 and $ 60 million gain for the year ended June 30, 2007.

August 5, 2008

Archer Daniels Midland Company
Summary of Financial Condition
(unaudited)

		June 30 2008		June 30 2007
		(in millions)		
NET INVESTMENT IN				
Working capital	$	14,189	$	7,787
Property, plant, and equipment		7,125		6,010
Investments in and advances to affiliates		2,773		2,498
Long-term marketable securities		590		657
Other non-current assets		1,113		831
	$	25,790	$	17,783
FINANCED BY				
Short-term debt	$	3,123	$	468
Long-term debt, including current maturities		7,922		4,817
Deferred liabilities		1,255		1,245
Shareholders' equity		13,490		11,253
	$	25,790	$	17,783

SUMMARY OF CASH FLOWS
(unaudited)

		June 30		
		2008		2007
		(in millions)		
Operating Activities				
Net earnings	$	1,802	$	2,162
Depreciation and asset abandonments		753		722
Other – net		(151)		(939)
Changes in operating assets and liabilities		(5,608)		(1,642)
Total Operating Activities		(3,204)		303
Investing Activities				
Purchases of property, plant and equipment		(1,779)		(1,198)
Net assets of businesses acquired		(13)		(103)
Other investing activities		(103)		946
Total Investing Activities		(1,895)		(355)
Financing Activities				
Long-term debt borrowings		3,095		1,166
Long-term debt payments		(69)		(549)
Net borrowings under lines of credit		2,574		(110)
Purchases of treasury stock		(61)		(533)
Purchase of convertible note hedge		–		(299)
Sale of stock warrants		–		170
Cash dividends		(316)		(281)
Other		23		38
Total Financing Activities		5,246		(398)
Increase (decrease) in cash and cash equivalents		147		(450)
Cash and cash equivalents - beginning of period		663		1,113
Cash and cash equivalents - end of period	$	810	$	663